Wanger Advisors Trust

71 S. Wacker Drive, Suite 2500

Chicago, Illinois 60606

April 22, 2022

VIA EDGAR

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Wanger Advisors Trust	Post-Effective Amendment No. 48
	Wanger USA	File No. 33-83548 / 811-08748
(to be renamed Wanger Acorn effective May 1, 2022)

Dear Ms. Rowland:

This letter responds (the Response Letter) to comments received from the staff (Staff) of the Securities and Exchange Commission on March 28, 2022, for Post-Effective Amendment No. 48 (the Filing) to the registration statement filed by and on behalf of Wanger Advisors Trust (the Registrant) on behalf of its series, Wanger USA (to be renamed Wanger Acorn effective May 1, 2022) (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

GENERAL

Comment 1:	Please remember to update the Fund’s series identifier on EDGAR to reflect its name change. See Rule 313 of Regulation S-T.

Response:	The series identifier on EDGAR will be updated to reflect the new name of the Fund on or about the date of the name change.

SUMMARY OF THE FUND

Fees and Expenses of the Fund

Comment 2:	Please revise the first sentence of the disclosure that precedes the Annual Fund Operating Expenses table to conform precisely to the language proscribed at Item 3 of Form N-1A such that the sentences states that the table “describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund.”

Response:	The Registrant appreciates the Staff’s comment and acknowledges General Instruction C.3(b) of Form N-1A. The Registrant has also considered Instruction 1(b) to Item 3 of Form N-1A. In the Registrant’s view, the current disclosure that the “table describes the fees and expenses that you may pay as an investor in the Fund” provides information that is both comparable and appropriately tailored, as the Fund is only available to investors through variable annuity contracts, variable life insurance policies and qualified pension and retirement plans and investors do not buy, hold, and sell shares of the Fund in the traditional sense. Accordingly, the Registrant respectfully declines to make the revisions requested.

Comment 3:	If applicable, please revise the last sentence of the disclosure that precedes the Annual Fund Operating Expenses table to reflect that if the additional fees or expenses imposed by a contract or qualified plan were included, both the fees and the expenses set forth in the table would be higher.

Response:	The Registrant appreciates the Staff’s comment and acknowledges that if additional charges imposed on investors by a contract or qualified plan were included in the table, the total expense ratio shown would be higher. However, the Fund does not impose sales charges or other shareholder fees within the meaning of Item 3 of Form N-1A. The Registrant believes that the current disclosure is accurate and appropriately tailored in keeping with Instruction 1(b) to Item of 3 of Form N-1A. Accordingly, the Registrant views the Staff’s comment as inapplicable and respectfully declines to make the revisions requested.

Comment 4:	At least five days prior to the effective date of the Filing, please provide the completed Annual Fund Operating Expenses table and hypothetical expense example for the Fund with the Response Letter.

Response:	Please see Exhibit A to this Response Letter for the completed Annual Fund Operating Expenses table and hypothetical expense example table for the Fund.

Comment 5:	If any repositioning of the Fund’s portfolio in connection with the changes to the Fund’s principal investment strategies will result in more portfolio turnover than the Fund would experience without the repositioning, please include appropriate risk disclosure in the Fund’s prospectus Principal Risks and in the statement of additional information (SAI). In the SAI also disclose the anticipated change in portfolio turnover resulting from the repositioning.

Response:	The disclosure will be so-revised.

Principal Investment Strategies and Principal Risks

Comment 6:	The Principal Investment Strategies and many of the Principal Risks disclosures that appear in Summary of the Fund pursuant to Item 4(a) and 4(b) of Form N-1A appear to be identical to those that appear in More Information About the Fund pursuant to Items 9(b) and 9(c) of Form N-1A. According to Form N-1A, the Item 4 disclosure should be summarized based on the information given in response to the Item 9 disclosure. Please revise accordingly.

Response:	The Registrant appreciates the Staff’s comment but refers to IM Guidance 2014-08. In the Registrant’s view, the disclosure at Item 4 regarding the Fund’s principal investment strategies and principal risks accurately summarizes the key information that is important to investor decision-making. The Registrant does not believe that the Fund’s Item 4 disclosure reflects the type of lengthy, complex, dense, overly detailed and otherwise inaccessible disclosure discussed in IM Guidance 2014-08 as inappropriate for Item 4. The Registrant acknowledges that certain principal investment strategy and principal risk disclosures included at Item 9 are identical to those disclosed at Item 4. This reflects the Registrant’s view that, in such instances, expansion of the key information provided at Item 4 would not add significant incremental benefit to investor decision-making. While the Registrant understands that information disclosed at Item 4 need not be repeated at Item 9, the Registrant believes that omitting the disclosure at Item 9 could result in investor confusion and misunderstanding of the principal investment strategies and principal risks of investing in the Fund. Accordingly, the Registrant respectfully declines to make the revisions requested.

Comment 7:	If the Fund intends to invest significantly in the countries identified in the Principal Investment Strategies, please include specific disclosure regarding the risks of investing in such countries in the Principal Risks. In so doing, and particularly with respect to the risk associated with investing in China, please refer to the Staff’s guidance set forth in ADI 2020-11, Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets. With respect to the United Kingdom, please include disclosure regarding the risks associated with Brexit and the European Union or explain why disclosure is not necessary.

Response:	The Registrant appreciates the Staff’s comment. The Fund does not intend to invest significantly in foreign companies, but its non-fundamental policy permits the Fund to invest up to 33% of its total assets in foreign companies in developed and emerging markets. The list of countries characterized as having developed and emerging markets in the Principal Investment Strategies is intended to provide investors with examples of countries in emerging and developed markets. Disclosure regarding the risks of investing in foreign companies in developed and emerging markets is included in the Principal Risks because the Fund could, at any time, begin investing significantly in such companies and markets. In the Registrant’s view, this disclosure presents the key information that is important to investor decision-making and adding specific disclosure regarding the risks associated with investments in example countries listed would result in investor confusion and misunderstanding of the portfolio allocation the Fund is likely to have in any one foreign country or market. Accordingly, the Registrant respectfully declines to make the revisions requested and will continue to include the disclosure in the prospectus in accordance with General Instruction C.3(b) of Form N-1A.

Comment 8:	The Principal Risks include disclosure regarding the risks of investing in the health care and information technology sectors. If applicable, please include disclosure in the Principal Investment Strategies that the Fund intends to invest significantly in these sectors.

Response:	In consultation with the Fund’s portfolio management team, it has been determined that disclosure related to the health care and information technology sectors, as well as the consumer discretionary sector, should be added to the prospectus. Therefore, the Principal Investment Strategies will be revised as follows:

The Fund may from time to time emphasize one or more sectors in selecting the Fund’s investments, including the health care sector, information technology sector and the consumer discretionary sector.

Comment 9:	Please revise the first sentence of Liquidity and Trading Volume Risk to reflect that the percentage of Fund assets that may be invested in foreign securities includes securities in emerging markets.

Response:	The first sentence of Liquidity and Trading Volume Risk will be revised as follows:

Because the Fund may invest a percentage of its assets in foreign securities, including in emerging markets, it may be subject to the liquidity and trading volume risks associated with international investing, including in emerging markets.

Comment 10:	Please include separate disclosure in the Principal Risks regarding the risks of investing in emerging markets to correspond to the emerging markets disclosure in the Principal Investment Strategies.

Response:	The disclosure will be so-revised.

Comment 11:	Please tailor Foreign Currency Risk to reflect the Fund’s investments and indicate in the Principal Investment Strategies if foreign securities will be denominated foreign currency, if applicable.

Response:	The Fund does not anticipate having significant holdings that are denominated in foreign currency. Therefore, discussion of foreign denominated securities will not be added to the

Principal Investment Strategies and the discussion of foreign currency risk will be removed from the Principal Risks.

MORE INFORMATION ABOUT THE FUND Principal Investment Strategies and Principal Risks
Comment 12:	Please apply comments from the Summary of the Fund section to this section as applicable.

Response:	The disclosure will be so-revised.

Additional Investment Strategies and Policies

Comment 13:	Please confirm that investing in derivatives is not part of the Fund’s principal investment strategies. If investing in derivatives is part of the Fund’s principal investment strategies, please tailor the disclosure appearing under More Information About the Funds – Additional Investment Strategies and Policies – Transactions in Derivatives to reflect how such investments are used by the Fund.

Response:	Investing in derivatives is not part of the Fund’s principal investment strategies. As disclosed in the second sentence of More Information About the Funds – Additional Investment Strategies and Policies – Transactions in Derivatives, typically the Fund’s only derivatives exposure is through forward contracts utilized to equitize cash held for various purposes. However, the Fund is permitted to invest in other types of derivatives and the disclosure in More Information About the Funds – Additional Investment Strategies and Policies – Transactions in Derivatives is included to inform investors about the Fund’s ability to invest in derivatives, including through specific types of derivatives that are not expected to be a part of the Fund’s principal investment strategies. In the Registrant’s view, the disclosure is thus appropriately tailored to the Fund’s practices. Accordingly, the Registrant respectfully declines to make the revisions requested and will continue to include the disclosure in the prospectus in accordance with General Instruction C.3(b) of Form N-1A.

Comment 14:	In More Information About the Funds – Additional Investment Strategies and Policies – Transactions in Derivatives, please be more specific in the references to (a) “U.S. federal legislation hav[ing] been enacted that provides for new clearing, margin, reporting and registration requirements for participants in the derivatives market” and (b) the “U.S. government and the European Union (and some other jurisdictions) hav[ing] enacted regulations and similar requirements that prescribe clearing, margin, reporting and registration requirements for participants in the derivatives market.” Please also confirm whether these references are current or should be updated.

Response:	The Registrant appreciates the Staff’s comment. However, the Registrant believes that the current disclosure provides an appropriate level of detail with respect to complex rulemaking, the specifics of which are not material to investor decision-making. In addition, the Registrant does not believe that the requested information is required by any of the Items constituting Part A of Form N-1A. Accordingly, the Registrant respectfully declines to make the revisions requested and will continue to include the disclosure in the prospectus in accordance with General Instruction C.3(b) of Form N-1A.

Comment 15:	In More Information About the Funds – Additional Investment Strategies and Policies – Transactions in Derivatives – LIBOR Phase-Out Risk, please update the disclosure generally and specifically the sentence that begins “It is possible that a subset of LIBOR settings will be published after...”

Response:	The disclosure will be so-revised.

Comment 16:	Please (a) move the disclosure that appears in More Information About the Funds – Additional Investment Strategies and Policies – Investing Defensively to the Principal

Risks because investing defensively will impact the Fund’s principal investment strategies and (b) disclose the extent to which the Fund may invest defensively and that while investing defensively, the Fund may not achieve its investment objective.

Response:	The Fund does not expect to take significant defensive positions and will temporarily invest defensively only in response to adverse conditions, as currently disclosed. It is also currently disclosed that temporary defensive investing could “decrease Fund performance.” The inclusion of this disclosure in More Information About the Funds – Additional Investment Strategies and Policies – Investing Defensively, as opposed to the Principal Risks, is intentional and conveys that temporary defensive positioning is not expected to be a principal risk of investing in the Fund. Accordingly, the Registrant respectfully declines to make the revisions requested and will continue to include the disclosure in the prospectus in accordance with General Instruction C.3(b) of Form N-1A.

Comment 17:	Separate from Comment 5 above with respect to portfolio turnover related to the repositioning of the Fund, please tailor the disclosure in More Information About the Funds – Additional Investment Strategies and Policies – Additional Information on Portfolio Turnover to the Fund and whether it engages in frequent trading.

Response:	The disclosure in More Information About the Funds – Additional Investment Strategies and Policies – Additional Information on Portfolio Turnover is included to provide investors with general information about how high portfolio turnover can impact Fund returns and is not intended to describe the Fund’s actual portfolio turnover or if it engages in frequent trading. Accordingly, the Registrant respectfully declines to make the revisions requested and will continue to include the disclosure in the prospectus in accordance with General Instruction C.3(b) of Form N-1A. If the Fund were to intend to engage in frequent trading, it would be appropriately addressed in the Principal Investment Strategies and the Principal Risks.

Comment 18:	Please attach as exhibits to Part C of the registration statement the agreement reflecting the reduction in the investment advisory fees paid by the Fund’s current fee waiver and expense reimbursement agreement.

Response:	The agreements will be so-provided.

Comment 19:	In the description of the Fund’s fee waivers and expense reimbursements in More Information About the Funds – Additional Investment Strategies and Policies – Fee Waiver/Expense Reimbursement Arrangements, please disclose the terms and conditions under which the Fund’s investment adviser will recoup from the Fund waived fees or expenses reimbursed.

Response:	There are no recoupment arrangements currently in place that permit recoupment of fees waived or expenses reimbursed by the Fund’s investment adviser.

Primary Service Provider Contracts

Comment 20:	In the information provided about the Fund’s portfolio managers in More Information About the Funds – Primary Service Provider Contracts – Portfolio Managers, please confirm that each of the three named portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. If not, please describe their roles pursuant to Item 10(a)(2) of Form N-1A.

Response:	Each of the named portfolio managers is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

ABOUT FUND SHARES AND TRANSACTIONS

Share Price Determination

Comment 21:	In About Fund Shares and Transaction – Share Price Determination, please clarify the following sentence: “The Fund calculates the NAV per share at the end of each business day, with the value of the Fund’s shares based on the total value of all of the securities and other assets that it holds as of a specified time.”

Response:	The sentence will be revised as follows:

The Fund calculates the NAV per share at the end of each business day, with the value of the Fund’s shares based on the total value of all of the securities and other assets that it holds as of such specified time.”

Financial Highlights

Comment 22:	Please revise the font for the Financial Highlights lead-in to appear in boldface type.

Response:	The Registrant does not believe that boldfacing of the text that precedes the Financial Highlights is required by any of the Items constituting Part A of Form N-1A. A review of other mutual fund registration statements suggests that such boldfacing is not common practice among registrants. Accordingly, the Registrant respectfully declines to make the revision requested.

STATEMENT OF ADDITIONAL INFORMATION

About the Wanger Funds’ Investments – Fundamental Investment Policies

Comment 23:	Please provide the footnote associated with the asterisk to fundamental policy #5 for the Fund or delete the asterisk.

Response:	The asterisk will be deleted.

About the Wanger Funds’ Investments – Non-Fundamental Investment Policies

Comment 24:	Please consider defining the term “illiquid” as used in non-fundamental policy #4 for the Fund in alignment Rule 22e-4 under the Investment Company Act of 1940.

Response:	The disclosure will be revised as follows:

The Fund may not, as a matter of non-fundamental policy...[a]cquire any illiquid investment (any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment) if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments that are assets.

About the Wanger Funds’ Investments – Other Investment Restrictions

Comment 25:	Please delete the reference to borrowings in the following statement because, as disclosed elsewhere in the SAI, the Fund must comply with its borrowing limitations at all times:

If a percentage limit with respect to any of the foregoing fundamental and non-fundamental policies is satisfied at the time of investment ~~or borrowing~~, a later increase or decrease in a Fund’s assets will not constitute a violation of the limit.

Response:	The disclosure will be so-revised.

Information Regarding Risks

Comment 26:	The Fund discloses Concentration Risk. If the Fund does not have a concentration policy, please remove this disclosure or revise it accordingly. If the Fund does have a concentration policy, please disclose it in the prospectus. If the Fund reserves the freedom to concentrate its investments, please describe how it may do so.

Response:	The Fund does not have a concentration policy and Concentration Risk will be removed from the SAI.

Comment 27:	Under Global Economic Risk, please update the disclosure related to Brexit.

Response:	The disclosure will be so-revised.

Borrowings

Comment 28:	Please attach as an exhibit to Part C of the registration statement the Fund’s revolving credit facility.

Response:	The credit agreement will be so-provided.

Portfolio Turnover

Comment 29:	Per Item 16(e) of Form N-1A, please explain any significant variation in the Fund’s portfolio turnover rates of the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year in response to Item 13 or confirm there is none.

Response:	There is no significant variation in the Fund’s portfolio turnover that would require disclosure pursuant to Item 16(e) of Form N-1A.

Description of the Trust’s Shares

Comment 30:	The disclosure under Voting Rights and Shareholder Meetings includes reference to a 2005 settlement order. Please explain this more fully.

Response:	This language is out-of-date and will be removed.

Conduct of the Trust’s Business

Comment 31:	Please move the forum selection disclosure to the appropriate location in the Fund’s prospectus and revise the second-to-last sentence in the paragraph to read as follows:

This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that the shareholder finds favorable or convenient for disputes with the Trust and/or any of its Trustees, officers, employees or service providers.

Response:	The disclosure will be revised as indicated above. However, the Registrant does not believe that the disclosure relating to forum selection is required by any of the Items constituting Part A of Form N-1A. Accordingly, the Registrant believes that the location of this disclosure in the SAI is appropriate, and respectfully declines to move it to the prospectus.

Comment 32:	Please summarize the procedures regarding direct and derivative claims by shareholders consistent with Section 14 of the Fund’s Bylaws. In so doing, please carve out from Section 14.2 of the Fund’s bylaws any shareholder claims arising directly or indirectly from federal securities laws.

Response:	The disclosure will be so-revised.

PART C

Item 28. Exhibits

Comment 33:	Please remember to file current agreements that reflect the Fund’s advisory fee schedule, fee waivers and expense reimbursement, and credit facility. Please update all expired agreements.

Response:	The disclosure will be so-revised

Comment 34:	At Item O, please revise to indicate that the disclosure is not applicable to the Fund.

Response:	The disclosure will be so-revised.

Comment 35:	Please delete Item Q.

Response:	The disclosure will be so-revised.

Signature Page

Comment 36:	Please indicate as required by Section 6 the Securities Act of 1933 the Fund’s principal executive officer and principal financial officer for purposes of the Sarbanes-Oxley Act of 2002.

Response:	The disclosure will be so-revised.

***

If you have any questions, please contact counsel to the Registrant, Gwen Williamson (202.654.6399 or

gwilliamson@perkinscoie.com) or Molly Moynihan (202.654.6254 or mmoynihan@perkinscoie.com).

Sincerely,

Exhibit A

Fees and Expenses of the Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay as an investor in the Fund. The table does not reflect any fees or expenses imposed by your Contract or Qualified Plan, which are disclosed in your separate Contract prospectus or Qualified Plan disclosure documents. If the additional fees or expenses were reflected, the expenses set forth below would be higher.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management fees(a)	0.74%

Distribution and/or service (12b-1) fees	0.00%

Other expenses	0.21%

Total annual Fund operating expenses(b)	0.95%

(a)	Management fees have been restated to reflect the current management fee rate.

(b)

“Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than the ratio of expenses to average net assets shown in the Financial Highlights section of this prospectus because the ratio of expenses to average net assets does not include acquired fund fees and expenses.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

∎	you invest $10,000 in the Fund for the periods indicated,

∎	your investment has a 5% return each year, and

∎	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

The example does not reflect any fees and expenses that apply to your Contract or Qualified Plan. Inclusion of these charges would increase expenses for all periods shown.

Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years

Wanger Acorn (whether or not shares are redeemed)	$97	$303	$525	$1,166